SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

(Amendment No. 3)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Crosstex Energy, L.P.

(Name of Issuer)

Common Units Representing Limited Partnership Interests

(Title of Class of Securities)

22765U102

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 22765U102	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Swank Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 404,500
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 404,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 404,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6% **
12	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 22765U102	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Cushing MLP Asset Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 404,500
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 404,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 404,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6% **
12	TYPE OF REPORTING PERSON* PN, IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 22765U102	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jerry V. Swank
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 404,500
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 404,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 404,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6% **
12	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

SCHEDULE 13G/A

This Amendment No. 3 (this “Amendment”) to the Schedule 13G (the “Schedule 13G”) is being filed on behalf of Swank Capital, L.L.C., a Texas limited liability company (“Swank Capital”), Cushing MLP Asset Management, LP, a Texas limited partnership (“Cushing Management”), and Mr. Jerry V. Swank, the principal of Swank Capital and Cushing Management, relating to Common Units Representing Limited Partnership Interests (the “Common Units”) of Crosstex Energy, L.P., a Delaware limited partnership (the “Issuer”).

This Amendment relates to Common Units of the Issuer purchased by Cushing Management through the accounts of certain private funds and managed accounts (collectively, the “Cushing Accounts”). Cushing Management serves as the investment adviser to the Cushing Accounts and may direct the vote and dispose of the 404,500 Common Units held by the Cushing Accounts. Swank Capital serves as the general partner of Cushing Management and may direct Cushing Management to direct the vote and disposition of the 404,500 Common Units held by the Cushing Accounts. As the principal of Swank Capital, Mr. Swank may direct the vote and disposition of the 404,500 Common Units held by the Cushing Accounts.

This Amendment amends and restates the Schedule 13G as follows.

Item 1(a)	Name of Issuer.

Crosstex Energy, L.P.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

2501 Cedar Springs

Dallas, Texas 75201

Item 2(a)	Name of Person Filing.

Swank Capital, L.L.C. (“Swank Capital”), Cushing MLP Asset Management, LP (“Cushing Management”) and Mr. Jerry V. Swank.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

8117 Preston Road, Suite 440

Dallas, Texas 75225

Item 2(c)	Citizenship or Place of Organization.

Swank Capital is a limited liability company organized under the laws of the State of Texas. Cushing Management is a limited partnership organized under the laws of the State of Texas. Mr. Swank is the principal of Swank Capital and Cushing Management, and is a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Units Representing Limited Partnership Interests (the “Common Units”).

Item 2(e)	CUSIP Number.

22765U102

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)	Swank Capital, Cushing Management and Mr. Swank are the beneficial owners of 404,500 Common Units.

(b)	Swank Capital, Cushing Management and Mr. Swank are the beneficial owners of 0.6% of the outstanding Common Units. This percentage is determined by dividing 404,500 by 66,727,369, the number of Common Units issued and outstanding as of October 29, 2012, as reported in the Issuer’s most recent Form 10-Q filed on November 9, 2012.

(c)	Cushing Management, as the investment adviser to the Cushing Accounts, may direct the vote and dispose of the 404,500 Common Units held by the Cushing Accounts. Swank Capital, as the general partner of Cushing Management, may direct it to direct the vote and dispose of the 404,500 Common Units held by the Cushing Accounts. As the principal of Swank Capital, Mr. Swank may direct the vote and disposition of the 404,500 Common Units held by the Cushing Accounts.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2013

SWANK CAPITAL, L.L.C.

By:	/s/ Jerry V. Swank
Jerry V. Swank
Managing Member

CUSHING MLP ASSET MANAGEMENT, LP

By:	Swank Capital, L.L.C., its general partner

By:	/s/ Jerry V. Swank
Jerry V. Swank
Managing Member

/s/ Jerry V. Swank
Jerry V. Swank